UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   April, 2007

                                Barclays PLC and
                                Barclays Bank PLC
                             (Names of Registrants)

                                1 Churchill Place
                                 London E14 5HP
                                     England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


Directorate Change - 20 April, 2007



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                                                                   20 April 2007


          BARCLAYS APPOINTS DAVID BOOTH AS A NON-EXECUTIVE DIRECTOR


Barclays PLC and Barclays Bank PLC today announce that David Booth has been appointed to the Boards of Barclays PLC and Barclays Bank PLC as a non-executive Director, with effect from 1 May 2007. Mr Booth is a former Managing Director of Morgan Stanley & Co, where in his last role he was responsible for its Global Operations and Technology Division. He retired from the Management Committee of Morgan Stanley & Co in 1997 and continued as an Advisory Director until 2000. Since retiring from Morgan Stanley, Mr Booth has been managing his private equity and venture capital investments.

Marcus Agius, Barclays Chairman, said today, "I am delighted that David Booth will be joining the Barclays Board. David brings extensive investment banking and US markets knowledge and experience to the Board."

There are no further details that are required to be disclosed in respect of the appointments under LR 9.6.13R of the Listing Rules of the UK Listing Authority.


For further information, please contact:

Alistair Smith
Head of Media Relations
Barclays PLC
Tel: +44 (0) 20 7116 6132




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: April 20, 2007                               By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: April 20, 2007                               By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary